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17018302

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Received
OCT 26 2017
WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/2016 (MM/DD/YY) AND ENDING 08/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WNC Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17782 Sky Park Circle
(No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILFRED N. COOPER, JR. 1-714-662-5565 x115
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

8000 Towers Crescent Dr., Ste 1000	Tysons	VA	22182
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2017 OCT 26 PM 1:28
SEC / TM

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wilfred N. Cooper, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WNC CAPITAL CORPORATION, as of August 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 12th day of October, 2017, by Wilfred H. Cooper, Jr.,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



C. NGUYEN
Commission No. 2136862
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Comm. Expires DECEMBER 14, 2019

(Seal) Signature [signature]

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Index

Facing page

	Page
Report of Independent Registered Public Accounting Firm	2
Financial Statements	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
Supplemental Schedules Required by Rule 17a-5 of the Securities and Exchange Act of 1934:	
I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission	11
II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13

COHN REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
WNC Capital Corporation

We have audited the accompanying statement of financial condition of WNC Capital Corporation (the "Company") as of August 31, 2017, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WNC Capital Corporation as of August 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

Tysons, Virginia
October 13, 2017

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Statement of Financial Condition
August 31, 2017

Assets	
Cash and cash equivalents	$1,717,629
Due from affiliates	3,700,000
Other	1,573
Total assets	$5,419,202
Liabilities and Stockholder's Equity	
Liabilities	
Due to parent, net	$37,132
Total liabilities	37,132
Stockholder's Equity	
Common stock; no par value; 100,000 shares authorized; 1,400 shares issued and outstanding	$25,500
Additional paid-in-capital	1,560,912
Retained earnings	3,795,658
Total stockholder's equity	5,382,070
Total liabilities and stockholder's equity	$5,419,202

See Notes to Financial Statements

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Statement of Operations
Year Ended August 31, 2017

Revenues	
Commissions	$1,408,988
Organization fees	177,403
Total revenues	1,586,391
Expenses	
Commissions	1,408,988
Compensation and benefits	309,348
Licenses, fees, accounting and other	112,511
Total operating expenses	1,830,847
Loss before income tax provision	(244,456)
Income tax provision	-
Net loss	($244,456)

See Notes to Financial Statements

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Statement of Changes in Stockholder's Equity
Year Ended August 31, 2017

	Common Stock				
	Shares	Amount	Additional paid in capital	Retained earnings	Total Stockholder's Equity
Balance, August 31, 2016	1,400	$25,500	$1,204,320	$4,040,114	$5,269,934
Contributed services	-	-	356,592	-	356,592
Net loss	-	-	-	(244,456)	(244,456)
Balance, August 31, 2017	1,400	$25,500	$1,560,912	$3,795,658	$5,382,070

See Notes to Financial Statements

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Statement of Cash Flows
Year Ended August 31, 2017

Cash Flows from Operating Activities:	
Net loss	$ (244,456)
Adjustments to reconcile net loss to net cash used in operating activities:	
Contributed services	356,592
Changes in operating assets and liabilities:	
Decrease in other assets	423
Decrease in accrued commissions	(713,440)
Increase in due to affiliates	1,595
Net cash used in operating activities	(599,286)
Net decrease in cash and cash equivalents	(599,286)
Cash and Cash Equivalents, Beginning of Year	2,316,915
Cash and Cash Equivalents, End of Year	$ 1,717,629

See Notes to Financial Statements

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Notes to Financial Statements
August 31, 2017

Note 1 - Organization and Summary of Significant Accounting Policies General

Organization

WNC Capital Corporation (the "Company"), a California corporation, wholly-owned by WNC & Associates, Inc. ("WNC", or "Parent"), was organized on February 23, 1994 principally to facilitate the distribution of securities of partnerships offered by the affiliates of WNC. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides wholesaling services to affiliates of WNC. The Company does not carry customers' accounts or hold securities for the accounts of customers and accordingly operates under the exemptive provisions of Rule15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Revenue Recognition

Commissions revenue and related expenses are recorded upon sale of limited partnership interests in investment partnerships managed and syndicated by WNC (see Note 2). Dealer-manager, organizational fees, and investment advisory fees are recorded when the related services are performed and are recognized as income ratably as the partnerships invest in apartment complexes. Fees that are collectible pursuant to the terms of the partnership agreements, and which have not been earned as fee income, are deferred. The Company and WNC have a fee sharing arrangement for organizational fees, whereby WNC allocates 40% of the total organizational fees earned for each partnership to the Company, not to exceed $75,000.

Income Taxes

Under the asset and liability method of ASC 740, "Income Taxes", deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective bases.

As the Company is a wholly owned subsidiary of WNC, the Company is included in the consolidated tax return of WNC. Federal and state income tax expense or benefit is allocated from WNC based on an approximate 1.5% effective income tax rate applied to income or loss before income taxes and after adjustments for permanent items.

The Company's federal tax returns, which are filed as part of the consolidated WNC & Associates, Inc. returns, remain subject to examination for 2014 and subsequent years. The Company also generally remains subject to the examination of various state income tax returns for a period of four to five years from the date the return was filed.

In accordance with the accounting guidance for uncertainty in income taxes, the Company has examined the likelihood that tax positions would be challenged in an audit conducted by the taxing authorities. The Company believes that it is more likely than not that its tax positions would withstand audit, and as a result, has not recorded a liability for taxes, interest or penalties that result from uncertain tax positions. The Company has no unrecognized tax benefits as of August 31, 2017.

The Company recognizes interest and penalties associated with tax matters, as applicable, as part of other expenses and includes accrued interest and penalties in due to affiliates, net in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended August 31, 2017.

Note 2 - Related Party Transactions

Due from affiliates represents funds advanced to affiliates of the Company as of August 31, 2017 for use in the affiliates' operations. Such amounts are noninterest-bearing, due upon demand and are generally repaid from the affiliates' cash flows and operating reserves in subsequent months. If management determines that an amount due from an affiliate is not recoverable, the amount is reserved for in that period.

WNC and the Company have a cost sharing arrangement for compensation and benefits, administrative services, office space and equipment. Under the arrangement, WNC incurs the services/costs and contributes them to the Company. For the year ended August 31, 2017, the Company incurred $356,592 in such services/costs and has reflected these amounts in the accompanying financial statements as a charge to operations in the statement of operations and as a contribution of capital in the statement of changes in stockholder's equity. The Company is significantly reliant on the operating services provided by WNC. Were the Company to hire its own employees and/or procure the services from a third party, the services/costs may be materially different than those currently incurred under the cost sharing arrangement.

All commissions and organization fees earned during the year ended August 31, 2017 were generated from services provided to WNC affiliates.

Due to affiliates represents money advanced from WNC for purposes of paying operating expenses of the Company that are not intended to be treated as contributed services.

During the year ended August 31, 2017, $1,595 was paid for by WNC on behalf of the Company and included in due to affiliates.

Note 3 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2017, the Company had net capital of $1,680,497, which was $1,675,497 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was 0.0221 to 1 at August 31, 2017.

Note 4 - Risk and Uncertainties

Registration

The Company must register with state departments which govern compliance with securities laws in states where it does business. Various regulatory requirements exist in each state with which the Company must comply. Because of the various compliance laws, there is a risk that one or more regulatory authorities could determine that the Company has not complied with securities laws necessary for it to conduct business in a given state. Regulatory actions, if ever taken, could have a material adverse effect on the Company's financial condition and operating results.

Economic Dependence

The Company derives its revenues from the sale of limited partnership units of entities syndicated by WNC. Should WNC's syndication activity materially change, the results of operations of the Company could be materially impaired.

Concentration of Credit Risk

Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses to date related to these balances.

Note 5 - Subsequent Events

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the company through October 13, 2017 and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Supplementary Information

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
August 31, 2017

COMPUTATION OF NET CAPITAL

Line

1.Total ownership equity from statement of financial condition	$5,382,070
5. Total capital and allowable subordinated liabilities	$5,382,070
6. Deduction: Non-allowable assets	$3,701,573
10. Net capital	$1,680,497
11. Minimum net capital required (6 2/3% of aggregated indebtedness)	$2,475
12. Minimum dollar net capital requirement of reporting broker or dealer	$5,000
13. Net capital requirement	$5,000
14. Excess net capital	$1,675,497
15. Net capital less greater of 10% of line 19 or 120% of line 12	$1,674,497

COMPUTATION OF AGGREGATE INDEBTEDNESS

19. Total aggregate indebtedness from statement of financial condition	$37,132
20. Percentage of aggregate indebtedness to net capital	2.21%

There are no differences between this computation and that filed by us on SEC Form X-17A-5 (FOCUS Filing) as of August 31, 2017.

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
August 31, 2017

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
August 31, 2017

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

CohnReznick
Accounting • Tax • Advisory

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
WNC Capital Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7B") to the Securities Investor Protection Corporation ("SIPC") for the year ended August 31, 2017, which were agreed to by WNC Capital Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating WNC Capital Corporation's compliance with the applicable instructions of Form SIPC-7B. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7B with respective cash disbursement records entries in the general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31, 2017 with the amounts reported in Form SIPC-7B for the year ended August 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7B with supporting schedules and working papers provided by the Company, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7B and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7B on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

Tysons, Virginia
October 23, 2017

SIPC-7B
(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7B
(34-REV 6/17)

For the fiscal year ended 8/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-47101 FINRA AUG 07/20/1994
WNC CAPITAL CORPORATION
17782 SKYPARK CIRCLE
IRVINE, CA 92614-6404

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Melanie Wenk 949-236-8171

2. A. General Assessment (item 2f from page 2) $ 280

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (exclude interest) (266)
3/22/2017, 10/3/17
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 14

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 14

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WNC CAPITAL CORPORATION
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19th day of OCTOBER, 2017.

FINOP CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

Item No.	TOTAL REVENUE	beginning 9/1/2016 and ending ~~12/31/2016~~	beginning 1/1/2017 and ending 8/31/2017
		Eliminate cents	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,586,391 (the sum of both periods)	$ 179,803	$ 1,406,588
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			
Total additions			
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.			
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		166,400	1,242,588
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.			
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)			
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$______ $______		
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$______ $______		
Enter the greater of line (i) or (ii)			
Total deductions		166,400	1,242,588
2d. SIPC Net Operating Revenues		$ 13,403	$ 164,000
2e. General Assessment at applicable rate for assessment period.		$ 34 @.0025	$ 246 @.0015
2f. Total General Assessment add both columns.		$ 280 (to page 1, line 2.A.)	

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
WNC Capital Corporation

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) WNC Capital Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ending August 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Tysons, Virginia
October 13, 2017

wnc Capital Corp.

WNC Capital Corporation's Exemption Report

WNC Capital Corporation is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2) (i)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

WNC Capital Corporation

I, Wilfred N. Cooper, Jr. swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: President

Date: 10/13/2017

949.428.4989 714.708.8498 F
17782 Sky Park Circle, Irvine, California 92614